St. Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com

September 19, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June of this year, we have consolidated insider trading activity for our Director, Chris Bennett, and generated a Summary Report of all his insider transactions to date. Accordingly, please find enclosed a copy of that report, to update your records in this regard.

Also enclosed are the Initial SEDI Opening Balance Reports for our other Insiders, namely, Michael A. Terrell, D. Mark Eilers and Mary-Jane Hamula, which is a repeat of information from their last paper filings (provided to you earlier for your records).

For your information, any insider trading activity can be viewed online by the public at the SEDI website at http://www.sedi.ca, where any report can be generated for transactions that occurred in a specified time or date range, subsequent to June 9, 2003.

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

dlw 10/28

Insider transaction detail - View details for insider with remarks

2003-09-19 14:48 ET

Transactions sorted by : **Insider**
Insider family name : **BENNETT (Starts with)**
Given name : **Chris (Starts with)**
Transaction date range : **January 1, 2003 - September 18, 2003**

Insider name: BENNETT, Christopher

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
20374	2003-03-26	2003-06-13	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			88,217					
	General remarks:											
20433	2003-06-04	2003-06-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,700	1.3000	86,517					
	General remarks:											
20439	2003-06-06	2003-06-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-200	1.3000	86,317					
	General remarks:											
20445	2003-06-11	2003-06-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.2500	81,317					
	General remarks:											
66214	2003-06-16	2003-08-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,600	1.2700	75,717					
	General remarks:											

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
66309	2003-08-14	2003-08-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.1200	70,717					
	General remarks:											
66311	2003-08-15	2003-08-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,100	1.1200	66,617					
	General remarks:											
66315	2003-08-15	2003-08-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-900	1.1500	65,717					
	General remarks:											
66319	2003-08-20	2003-08-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,900	1.3000	60,817					
	General remarks:											
66322	2003-08-20	2003-08-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-100	1.3300	60,717					
	General remarks:											

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
66326	2003-08-21	2003-08-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.2900	55,717					
	General remarks:											
71815	2003-08-22	2003-09-02	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.2800	50,717					
	General remarks:											
71816	2003-08-28	2003-09-02	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	1.3000	49,217					
	General remarks:											
71853	2003-08-29	2003-09-02	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,100	1.3000	46,117					
	General remarks:											
84909	2003-09-08	2003-09-18	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4200	41,117					
	General remarks:											

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
84920	2003-09-09	2003-09-18	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4600	36,117					

General remarks:

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
20400	2003-03-26	2003-06-13	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			37,500			Common Shares Class "A"		37,500

General remarks: Options exercisable @ $0.21 per share until Feb. 12, 2007

Insider transaction detail - View details for insider with remarks

2003-09-19 14:31 ET

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael (Starts with)
Transaction date range : January 1, 2003 - September 19, 2003

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
85665	2003-04-15	2003-09-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			893,245					
	General remarks:											
85673	2003-04-15	2003-09-19	Indirect Ownership : Bluestar Management Inc.	00 - Opening Balance-Initial SEDI Report			525,145					
	General remarks:											
85670	2003-04-15	2003-09-19	Indirect Ownership : RSP	00 - Opening Balance-Initial SEDI Report			122,515					
	General remarks:											

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
85675	2003-04-15	2003-09-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			730,000			Common Shares Class "A"		730,000
	General remarks: Options exercisable @ $0.21 until February 12, 2007											

Security designation: Warrants (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
85685	2003-04-15	2003-09-19	Indirect Ownership : Bluestar Management Inc.	00 - Opening Balance-Initial SEDI Report			525,145			Common Shares Class "A"		525,145

General remarks: Warrants exercisable at $0.28 per share until May 28, 2004

Insider transaction detail - View details for insider with remarks

2003-09-19 16:57 ET

Transactions sorted by : Insider
Insider family name : EILERS (Starts with)
Given name : D. Mark (Starts with)
Filing date range : January 1, 2003 - September 19, 2003

Insider name: EILERS, D. Mark

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
86026	2002-02-20	2003-09-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			2,000					
	General remarks:											
86032	2002-02-20	2003-09-19	Indirect Ownership : RSP	00 - Opening Balance-Initial SEDI Report			3,500					
	General remarks:											

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
86038	2002-02-20	2003-09-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			75,000			Common Shares Class "A"		75,000
	General remarks:	Options exercisable at $0.21 per share until February 12, 2007										

Insider transaction detail - View details for insider with remarks

2003-09-19 14:41 ET

Transactions sorted by : Insider
Insider family name : HAMULA (Starts with)
Given name : Mary-Jane (Starts with)
Transaction date range : December 1, 2002 - September 19, 2003

Insider name: Hamula, Mary-Jane

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
85560	2002-12-13	2003-09-19	Indirect Ownership : RSP	00 - Opening Balance-Initial SEDI Report			17,735					

General remarks:

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
85590	2002-12-13	2003-09-19	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			167,500			Common Shares Class "A"		167,500

General remarks: Options exercisable @ $0.21 per share until February 12, 2007

St. Jude
RESOURCES LTD.

#200, 5405 - 48th Avenue, Delta, B.C. V4K 1W6 Canada
Phone: (604) 940 - 6565 Fax: (604) 940 - 6566
www.stjudegold.com

NEWS RELEASE

ST. JUDE INTERSECTS MORE SOLID RESULTS AT GOULAGOU GOLD DEPOSITS, SECOND QUARTER RESULTS

Vancouver, September 29, 2003 - St. Jude Resources Ltd. (SJD - TSX V) is pleased to announce drilling results from the Goulagou project in Burkina Faso. Highlights from this latest round of drilling include **25 meters of 2.57 g/t** gold which includes **7 meters of 4.47 g/t.** This drilling is from the GG1, GG2 and Yabonsgo gold deposits previously defined by 22,869 meters of drilling by Channel Resources Ltd. (CRL) and their joint venture partner Placer Dome. The deposits have a combined strike length well in excess of 3.4 km and are totally oxidized up to 100 meters in depth. Gold recoveries up to 95% in preliminary metallurgical testing by CRL indicates that the oxide ore has the potential to be mined at a low cost utilizing an inexpensive heap leach plant. St. Jude has now initiated its own metallurgical testing as well as a complete review of the mining options available.

Previous highlights from the CRL program include;

- **GG1 - 40 meters of 1.44 g/t, 52 meters of 1.36 g/t,**
- **GG2 – 52 meters of 3.29 g/t, 44 meters of 2.25 g/t, 17 meters of 5.30 g/t,**
- **Yabonsgo – 12 meters of 4.56 g/t, 10 meters of 3.19 g/t, 36 meters of 2.55 g/t.**

Geology, sections and other examples of historical data from CRL exploration can now be downloaded from the St Jude website at www.stjudegold.com. Results from the latest drilling are set out below and a drill plan can be viewed at www.stjudegold.com/projects/goulagou1.html

Hole #	Dip Degree (-)	Azimuth	Coordinates		From - To (m)	Interval Width (m)	Grade g/t Au	Zone
			North (m)	East (m)				
				GOULAGOU 1				
SJG - 17	-45	180	1506972	573017	55 - 70	15	1.04	GG1
SJG - 39	-45	180	1507025	572080	40 - 44	4	1.20	GG1
SJG - 40	-45	180	1507050	573050	118 - 140	22	1.20	GG1
					110 - 166	56	1.01	GG1
SJG - 41	-45	180	1507100	574000	78 - 89	11	1.25	GG1
SJG - 42	-45	180	1507062	573920	44 - 63	19	1.23	GG1
					81 - 90	9	1.28	GG1
SJG - 43	-45	180	1506975	573090	0 - 25	25	1.11	GG1
Incl.					**4 - 9**	**5**	**3.05**	GG1
Incl.					4 - 12	8	2.29	GG1
					46 - 53	7	1.20	GG1

					69 - 72	3	1.25	GG1
GOULAGOU 2								
SJG - 27	-45	180	1505335	575575	24 - 25	1	1.44	GG2
SJG - 29	-45	180	1505395	575870				GG2
SJG - 30	-45	180	1505400	575180	**41 - 60**	**19**	**2.11**	GG2
Incl.					**41 - 48**	**7**	**3.63**	GG2
					72 - 75	3	1.50	**GG2**
SJG - 31	-45	180	1505235	575570	8 - 9	1	2.00	GG2
SJG - 32	**-45**	**180**	**1505395**	**575821**	**42 - 67**	**25**	**2.57**	GG2
Incl.					42 - 51	7	4.47	GG2
SJG - 33	-45	180	1505395	575770	85 - 87	2	1.10	GG2
SJG - 34	-45	180	1505395	575670	73 - 74	1	1.09	GG2
					91 - 92	1	1.19	GG2
SJG - 35	-45	180	1505275	576530	91 - 97	6	3.21	GG2
SJG - 36	-45	180	1505395	575380	73 - 81	8	1.18	GG2
SJG - 37	-45	180	1505420	575280	73 - 75	2	0.93	GG2
SJG - 38	-45	180	1505445	575180	81 - 90	9	1.17	GG2
YABONSGO								
SJY - 1	-45	310	1510625	563565	55 - 56	1	4.33	YB
					61 - 62	1	1.13	YB
SJY - 2	-45	130	1510600	563440	81 - 85	4	3.33	YB
Incl.					83 - 85	2	6.31	YB
					98 - 101	3	3.19	YB
					99 - 101	2	4.53	YB

St. Jude is pleased to note that drilling continues to define significant oxide resources within the established targets areas. Furthermore the 269 sq. km (103 sq. miles) project remains highly prospective for additional resources. The Company will continue to explore the GG1, GG2, and Yabonsgo deposits as well as other targets in order to expand the database along zones of enrichment. When sufficient exploration has been carried out, St. Jude intends to commission an independent resource estimate in compliance with the provisions of NI 43-101. St. Jude's exploration is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the Qualified Person responsible for the design and management of the drill program.

CRL established an inferred resource at GG1 and GG2 of 700,000 ounces, contained in 19,400,000 metric tons of material @ 1.12 g/t Au (using a 0.5 g/t cut off). We are advised that this resource estimate was prepared in 2000 according to the guidelines provided by the Canadian Mining Standards Task Force (1999). No independent verification of this data has been performed. St. Jude has not yet completed sufficient exploration to verify the CRL resource estimate, however the Company has been on the property for the past eleven months and all of our exploration results correlate well with the CRL data. This leads the Company to the conclusion that the exploration carried out by CRL was done in a professional and diligent manner.

St Jude's management team is highly encouraged by the overall exploration potential of Burkina Faso and most importantly its governments strong commitment to mining. Therefore the Company has established a fulltime exploration office in the country at Ouahigouya which is approximately 200km to the North of the capital city of Ougadougou. Here under the direction of one of west Africa's most proven exploration teams St. Jude will be aggressively seeking additional gold resources.

St. Jude Focuses on West African Gold Projects

In order to ensure that the company is focused on its West African gold projects, St. Jude has taken steps to dispose of all of its non-core assets. Accordingly, the Company will be making its best efforts to spin off its Uchi Lake gold project and its interest in i to i logistics inc. Presently, St. Jude owns 100% of the Uchi Lake project, subject to a 2.5% net smelter return. With respect to i to i logistics inc., effective July 31, 2003, the company cancelled its earn-in agreement with i to i logistics inc. and converted its outstanding loan to a 25% non-controlling equity interest. It is anticipated that these subsidiaries will raise financing independently and then apply to be listed on the TSX Venture Exchange. The shares of the subsidiaries, which are then held by St. Jude, will be proportionately distributed on a tax-free basis to all of the shareholders of the "Company", pursuant to a Plan of Arrangement (all of which is subject to regulatory approval). Further details in this regard will be disclosed as the Plan of Arrangement progresses.

Furthermore, the Company is pleased to announce that it has disposed of all of its interest in MGB Plastics Inc. for the sum of US $29,000.00. This interest had previously been written off entirely. This is an arms-length transaction with Fruit-Pak Technologies Inc. of California. This transaction is scheduled to close on or before October 15, 2003

Second Quarter Results

St. Jude provides the following summary of its recently released second quarter financial results. Complete details of the Company's July 31, 2003 quarterly financial statements and management discussion and analysis may be viewed on St. Jude's website at www.stjudegold.com.

Working capital at July 31, 2003 was approximately $1,456,933 which is sufficient to meet the Company's immediate needs. Additional capital is expected to come from both the exercise of existing warrants and options, which if exercised would provide additional equity capital of approximately $3.1 million.

Expenditures on resource properties for the quarter amounted to $825,359, and year to date were $1,598,837. Administrative expenses and overhead total $229,772 for the quarter, a slight decrease over last year.

St. Jude is a leading West Africa explorer focused on the discovery and development of gold deposits amenable to low cost mining. The company's three advanced-stage projects namely, Hwini-Butre, Benso and Goulagou cover over 353 sq. km. (136 sq. miles or 87,312 acres) of one of the richest and most productive gold bearing regions in the world. With an expanding gold resource, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com

St. Jude RESOURCES LTD.
www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

September 29, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, please find enclosed a copy of Form 51-901F Quarterly Report covering the six month period ending July 31, 2003, which we trust you will find in order.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosures

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(Previously Form 61)

03 OCT -9 AM 7:2

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
St. Jude Resources Ltd.	July 31, 2003	September 29, 2003
ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.
#200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6	(604) 940 - 6566	(604) 940 - 6565
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
info@stjudegold.com	www.stjudegold.com	
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Michael A. Terrell	President and C.E.O.	(as above)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	Michael A. Terrell	September 29, 2003
DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	D. Mark Eilers	September 29, 2003

(SCHEDULE "A") **FINANCIAL INFORMATION**

Please find enclosed the company's 2nd Quarter Interim Financial Statements, which include:

- Consolidated Balance Sheets;
- Consolidated Statements of Operations and Deficit;
- Consolidated Statements of Cash Flows.

(SCHEDULE "B") **SUPPLEMENTARY INFORMATION**

(As at July 31, 2003)

Securities: The following shares were issued during the quarter in question:

Date	Number of Shares	Type of Issue	Price per Share	Consideration Received
May 28, 2003	15,000	Exercise of Employee Options	$0.21	$3,150.00
May 28, 2003	25,000	Exercise of Warrants	$0.90	$22,500.00
May 28, 2003	15,000	Exercise of Warrants	$0.90	$13,500.00
May 28, 2003	46,479	Exercise of Agent's Compensation Warrants	$0.86	$39,971.94
June 12, 2003	24,900	Exercise of Agent's Compensation Warrants	$0.86	$21,414.00
June 26, 2003	14,500	Exercise of Warrants	$0.90	$13,050.00
July 9, 2003	1,750	Exercise of Warrants	$0.90	$1,575.00
July 19, 2003	500,000	Exercise of Warrants	$0.90	$450,000.00
July 31, 2003	15,000	Exercise of Employee Options	$0.21	$3,150.00

- Total issued and outstanding shares as at July 31, 2003: 23,057,621.

Options: The following incentive stock options were granted during the quarter in question:

Optionee	Type of Option	Insider: Yes / No	Number of Shares	Exercise Price	Expiry Date
NIL					

Warrants: The following warrants were issued during the quarter in question:

Date	Shares Exercisable under Warrants (RE: Private Placement)	Term of Warrant	Exercise Price during Term	Expiry Date
NIL				

Directors and Officers:

Directors	Officers
Michael A. Terrell	Michael A. Terrell: President and Chief Executive Officer
D. Mark Eilers	Mary-Jane Hamula: Corporate Secretary
Chris A. Bennett	Todd McMurray: Vice-President of Corporate Development

Non-Arms Length Transactions: The aggregate amount of expenditures made to parties not at arms length from the issuer during the quarter was NIL. Note however, management fees are paid to Bluestar Management Inc., a company controlled by Michael A. Terrell, in connection with its commitment to provide management services.

(SCHEDULE "C")

MANAGEMENT DISCUSSION AND ANALYSIS

(As at September 29, 2003)

This management discussion and analysis covers the six and three month period ending July 31, 2003, as well as subsequent events up to the date this report is certified by the Issuer.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. At the present time, the company has four gold projects. The Uchi Lake project is located in the Red Lake Mining District in northwestern Ontario, Canada. The Hwini-Butre and the Benso concessions are located in the western region of Ghana, West Africa, and the Goulagou is located in the north central region of Burkina Faso.

FINANCIAL REVIEW
For the Six and Three Month Period Ended July 31, 2003

During the quarter ended July 31, 2003, the company incurred a net loss of $439,691 (2002 - $378,606) which includes an adjustment for interest income in the amount of $13,200 (2002 - $8,438), together with consulting income contributed by i to i logistics inc. in the amount of $74,840 (2002 - 38,700). This resulted in a net loss of $0.019 per share, compared to a net loss of $0.21 per share during the same period in the previous year.

Expenses incurred for the six month period ended July 31, 2003, were $504,641 (2002 - $480,850). Management fees remained unchanged quarter over quarter and year over year, whereby the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. In addition, wages and employee benefits for the six month period ended July 31, 2003, were $47,155 (2002 - $45,239). Salaried employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, and some investor relation communication functions. Consulting fees for the six month period in question were $97,655 (2002 - $166,602). For the most part, consulting fees are related to direct expenses incurred by i to i logistics inc., the income and expenses of which are reflected in St. Jude's consolidated financial statements. Travel expenses for the six month period in question were $23,823 (2002 - $33,174). Office expenses, which include communication costs, delivery charges, office supplies and office equipment leases were $25,648 for the six month period ended July 31, 2003 (2002 - $20,710). Investor Communication costs were up significantly for six month period in question at $96,603 (2002 - $4,515). This increase is due largely to an increase in investor relation activity by the company. Promotion & Advertising expenses also increased year over year from $19,687 in 2002 to $47,253 for the quarter in question.

During the six month period ended July 31, 2003, the company capitalized deferred exploration costs in the amount of $1,598,837 (2002 - $413,811), where $98,332 was expended on the Hwini-Butre project, $1,094,018 was expended on the Benso project, and $406,487 was expended on the company's new Goulagou project in Burkina Faso. Please refer to the attached Schedule of Deferred Exploration Costs for a property-by-property breakdown.

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

MATERIAL TRANSACTIONS

The company did not enter into any material transactions during the six month period in question.

PROJECT SUMMARIES

Uchi Lake Property: The Uchi Lake property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The property is directly adjacent and south of the old Uchi Lake Gold Mine which produced approximately 110,000 oz. of gold in the early 1900's. To date, St. Jude carried out geochemical surveys, geophysical surveys and trenching programs which lead the company to complete two drill programs on the Waco Vein system on the western portion of the property. Drilling to date has traced a high grade vein system which is averaging approximately 1.1 oz. au/ton across an average width of approximately four feet. This zone has been traced for a strike length of 300 feet and it remains open at depth and to the north. Although the company has not been active on the property for several years, the property remains in good standing and the company has assessment work credits to keep the property in good standing for at least 10 more years. In consultation with our auditors, the company has completely written down the Uchi Lake property due to a lack of activity on this project over the past several years.

The company has announced that it is beginning the process of transferring its Uchi Lake project into a stand alone subsidiary, which will raise its own financing and apply to list its shares on the TSX Venture Exchange. The shares of the subsidiary, which are then held by St. Jude Resources Ltd., will be proportionately distributed on a tax free basis, to all of the shareholders of the company pursuant to a Plan of Arrangement, all of which is subject to regulatory approval.

Hwini-Butre Concession, Ghana, West Africa: The company acquired the Hwini-Butre concession in early 1995. Pursuant to our property agreement, St. Jude has the right to earn up to a 65% interest through a combination of exploration expenditures and cash payments. St. Jude was required to spend US $1 million in exploration expenditures which has been completed. The company currently holds a 49% interest in the property and upon the payment of US $800,000, the company can increase its ownership to 65%. At that time, the Government of Ghana will have a 10% carried interest, and our joint venture partner, Hwini-Butre Minerals Ltd., will hold a 24.5% participating interest. In the event that our joint venture partner elects not to participate in the development of the project, its interest will be reduced to a 12.5% carried interest, or at their option, to a 6% net profits interest.

The property straddles approximately 20 km. of the main Ashanti gold belt and hosts several highly prospective prospects. Geophysical and geochemical surveys have been carried out over the entire concession and a number of highly prospective targets have been identified. Exploration has focused on the southern end of the concession where a significant gold resource has been established. Intensive exploration includes 16 km. of trenching, 1,300 sample pits, and over 25,000 meters of diamond drilling. An economic grade zone of mineralization has been established over a strike length of approximately 1,000 meters, running from the Adoikrom deposit in the north, through the Father Brown zone to the Dabokrom shaft zone in the south. Furthermore, the extensive pitting in the southern sector has identified large areas of surface enrichment down to a depth of three to five meters. In addition to the main zone of mineralization, the company is optimistic that this surface enrichment has the potential to become an extremely low cost source of ore, which can be processed quickly and profitably.

On January 18, 2002, the company released a preliminary resource estimate on the Hwini-Butre concession which was prepared by the Toronto based firm of Watts, Griffis and McOuat Limited ("WGM"), consulting geologists and engineers. WGM is acting as St. Jude's independent qualified person (firm) as defined by the TSE/OSC Mining Standard Task Force and has been retained by St. Jude as an ongoing technical advisor on the project. WGM has confirmed that the classification of the mineral resources conforms with the definitions provided in National Instrument 43-101 and followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM Standards").

Resources have been estimated only at the Adoikrom, Father Brown and Dabokrom deposits. The study confirms that to date, these three deposits contain an Indicated Resource of 4.25 million tonnes grading 4.11 g/t au, plus an Inferred Resource consisting of two components; an insitu resource of 1.72 million tonnes grading 3.01 g/t au, and eluvial and reworked surface material totalling 5.66 million tonnes grading 1.14 g/t au. The Indicated Resource contains 562,000 oz. of gold and the Inferred Resource contains 374,000 oz. of gold.

On March 27, 2002, the company reported drill results from 39 new drill holes on the Hwini-Butre concession. The drilling on the Adoikrom, Father Brown and Dabokrom deposits (the southern targets) was in-fill and/or step-out drilling based on recommendations from WGM. The purpose of the drilling at the southern targets was to

upgrade the quality of some of the resources from the inferred to the measured and indicated category. The results reported were consistent with and/or better than previous results from the southern targets and these drill results will be plotted and interpreted in conjunction with previous results for the purpose of arriving at an updated resource estimate. Included in this News Release were the results of five new drill holes at the Abada target, which were also considered to be encouraging. The results from the Abada target have yet to be considered as a resource and follow up drilling at this target is being contemplated.

Management is in the process of planning a fall drill program on the Hwini-Butre concession, the particulars of which have yet to be finalized.

Benso Concession, Ghana, West Africa: In late 2000, the company entered into an agreement with Fairstar Explorations Inc., of Montreal, Quebec, to acquire an interest in Fairstar's Benso concession located in Ghana, West Africa. The Benso concession is located directly adjacent to and north of the company's Hwini-Butre concession. Pursuant to our agreement with Fairstar, St. Jude can earn a 60.125% participating interest in the property by advancing the project to the feasibility report stage. Fairstar retains a 22.375% participating interest in the concession, and a local Ghanaian firm retains a 7.5% carried interest. The Ghanaian Government will retain its customary 10% carried interest. St. Jude is the operator of this project.

The company has been carrying out a variety of surface exploration and diamond drilling and has focused most of our exploration on the area referred to as Subriso. Originally, our drilling activities had encountered significant drill intersections in an area referred to as Subriso East and a second area referred to as Subriso West.

On May 29, 2002, the company announced the discovery of a new zone of mineralization referred to as the Subriso Central area, which is located between the Subriso East and Subriso West. The Subriso Central deposit was discovered adjacent to and in the footwall of Subriso West. The discovery hole for Subriso Central was SJB-47, which averaged 10.02 g/t au over 15 meters. This hole was drilled as a follow-up to an earlier intersection in the footwall of the Subriso West zone from hole SJB-13 which returned 10.83 g/t au over 5 meters.

On August 1, 2002, the company announced the results of 10 new drill holes in the Subriso Central and Subriso West zone gold deposits. Highlights from this drilling include hole SJB-62 that averaged 78.71 g/t over 12 meters.

On September 20, 2002, the company announced additional significant drill intersections from 30 new drill holes which were completed on the Benso concession. Overall, the company continues to be encouraged by the consistent above average grades and widths of the gold intersections which have been encountered at the Subriso deposits. For example, results from Subriso include:

Subriso East Zone	Subriso West Zone	Subriso Central Zone
• ***10m of 14.49 g/t au***	• ***14m of 10.29 g/t au***	• ***10m of 14.87 g/t au***
• ***9m of 15.96 g/t au***	• ***36m of 7.16 g/t au***	• ***15m of 10.02 g/t au***
• ***9m of 11.84 g/t au***	• ***29m of 9.42 g/t au***	• ***12m of 78.71 g/t au***

On March 19, 2003, the company announced the discovery of a new high grade zone of mineralization S.W. of the Subriso West deposit. This new zone of mineralization is referred to as the G-Zone and it was the first of several new highly prospective geochemical gold anomalies which have been established by the reinterpretation of local geology. At that time, drill results indicated the presence of a significant zone of mineralization that varied in width and grade, however, Hole #SJB-123 returned values as high as 6.9 g/t au over 42 meters.

On July 10, 2003, the company released more results from the G-Zone and other new anomaly areas. Some of the more interesting results included:

20 meters averaging 27.35 g/t au (Note, this intersection included 1 meter which graded 524 g/t au);
14 meters of 3.78 g/t au;
16 meters of 4.85 g/t au;
14 meters of 5.4 g/t au (from the I-Zone).

Included in the July 10, 2003, News Release was the announcement that the company had amended its agreement with Fairstar Explorations Inc. to include the Chichiwelli prospect. This prospective northern block of the Benso concession is over 14 sq. km. in area. Previously, the Chichiwelli prospect had been excluded from

our agreement and had been retained by Fairstar Explorations Inc. As a result of this new amendment, St. Jude is now earning a 60.125% interest in the entire Benso concession, which now consists of three concession blocks, namely Amantin, Subriso and Chichiwelli. St. Jude is earning its interest by carrying out sufficient exploration work to generate a feasibility report (as defined by our agreement) on or before January 1, 2007.

The Chichiwelli area is the site of ancient artisanal gold production and was intensively prospected in the early 1900's. In the late 1980's, BHP held a very large prospecting concession over much of the southern portion of the Ashanti Belt, including the Chichiwelli, Subriso and Amantin areas. Their regional soil geochemical program revealed a prominent gold-in-soil anomaly over 1 km. long within the Chichiwelli area. Drilling by BHP intersected a 30 meter zone of mineralization containing visible gold at several intervals. This included:

6.1 g/t au over 3.6 meters;
6.15 g/t au over 1.8 meters;
8.5 g/t au over 1.3 meters.

A second drill hole, approximately 200 meters to the north, revealed similar mineralization with visible gold, but over a narrower zone. This zone included a 5 meter section grading 13.11 g/t au.

On September 8, 2003, the company announced further drill results from the Subriso deposits on the Benso concession. These results came from some of the new anomaly areas, as well as from the Subriso West. Some of the more interesting results included:

5.40 g/t au over 26 meters (Subriso West);
3.44 g/t au over 23 meters (the L-Zone);
1.08 g/t au over 29 meters (the E-Zone).

Goulagou Project, Burkina Faso, West Africa: On December 17, 2002, the company announced the acquisition of its Goulagou project in Burkina Faso. The concession is 249 sq. km. in size and is located approximately 100 km. west of the capital city of Ouagadougou and 20 km. north of the city of Ouahigouya. The company can acquire a 100% interest, (subject to the standard government carried interest of 10%), on a staged basis, such that St. Jude earns the initial 90% interest by making five annual payments of US $60,000.00 for a total of US $300,000.00. The first annual payment totalling US $60,000.00 has been made. St. Jude has the further option to acquire the Vendor's remaining 10% participating interest for a further payment of US $1.0 million at any time up to 12 months from first commercial gold production on the property, together with the issuance of a 5% net profits interest, which shall thereafter be retained by the vendor.

The Goulagou project was part of a larger land assembly held by Channel Resources Ltd. ("CRL") from 1994 to 2001. CRL carried out extensive exploration on Goulagou, including mapping, soil and rock sampling, airborne geophysics as well as 421 drill holes (in combination of Core, RC and RAB drilling), totalling 22,868 meters. The two principal targets which have been identified to date at this project, are referred to as the GG1 and GG2 deposits. On March 5, 2003, the company announced results from its first nine drill holes at GG2, the most significant of which included a 50 meter intersection, averaging 3.6 g/t au. Those results are set out in the table below:

Hole #	Dip Degrees (-)	Azimuth	Coordinates		From -To	Interval	Grade
			North (m)	East (m)	(m)	Width (m)	g/t Au
SJBF-2	-45	180	1505609	576096	31-81	50	3.6
					135 - 150	15*	2.38
SJBF-3	-45	180	1505455	576188	19 - 26	7	2.87
					75 - 80	5	1.45
SJBF-4	-50	360	1505436	576088	95 - 117	22	2.66
					172 - 184	12*	1.48
SJBF-5	-45	180	1505522	576199	91 - 94	3**	0.83
SJBF-6	-45	180	1505525	576095	9 - 14	5	2.26
SJBF-7	-45	180	1505577	576100	5 - 23	18	2.85
					36 - 48	12	3.33

					109 - 117	8	3.26
SJBF-8	-45	180	1505576	576147	9 - 20	11***	3.31
SJBF-9	-45	180	1505534	576143	35 - 53	18	1.6
SJBF-10	-50	180	1505430	576187	10 - 20	10	2.37

*stopped in mineralization ** stopped before mineralization *** hole lost before 2nd zone

On May 28, 2003, the company announced results from a further 14 drill holes from the GG2 deposit, the most significant of which was a 67 meter intersection, averaging 2.02 g/t au.

The company has spent the past nine months at the Goulagou project and has been carefully comparing our exploration results with the CRL data, and management is of the opinion that the exploration carried out by CRL was done in a professional and diligent manner. All of our exploration results to date, have verified the accuracy of the comparable CRL drill results.

On September 29, 2003, the company released further drill results from the GG1, GG2 and Yabonsgo prospects at the Goulagou concession. The highlights from this latest round of drilling include 2.57 g/t au over 25 meters (including 4.47 g/t au over 7 meters).

The company continues to be encouraged by the presence of ore grade mineralization, along the GG1 and GG2 anomalies and deposits and is also encouraged by the presence of interesting grade intersections at the Yabonsgo prospect.

All of the company's mineral exploration is under the direct supervision of George A. Flach, B.Sc., P.Geo, who is a Qualified Person responsible for the design and management of our ongoing exploration and drill programs.

i to i logistics inc.: Since i to i logistics inc. ("i to i") was established on November 15, 2000, it has made significant progress in establishing itself as an outsource logistics company, which provides both internet based and traditional supply chain management services. To date, the company has focused on securing several fourth party logistic consulting contracts which form a good solid client base for the company. At the same time, i to i is also working to develop leads for third party logistics opportunities, where i to i can establish gain sharing joint venture opportunities with clients who are interested in outsourcing certain aspects of their supply chain logistics. During the quarter in question, i to i generated consulting income in the amount of $74,840. Shareholders and other interested parties are encouraged to visit i to i's website at http://www.itoilogistics.com.

Effective July 31, 2003, St. Jude has withdrawn from its earn-in agreement with i to i and accordingly, its previously held 51% interest has been cancelled. The company has converted its outstanding loan to i to i into a 25% non-controlling equity interest. It is anticipated that i to i will independently raise financing and then apply to be listed on the TSX Venture Exchange. Eventually, the shares of i to i, which are then held by St. Jude, will be proportionately distributed on a tax-free basis, to all of the shareholders of St. Jude, pursuant to a Plan of Arrangement, all of which is subject to regulatory approval.

GENERAL / OTHER

Material Differences in Actual Use of Proceeds: There has been no material difference in the actual use of proceeds from any previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations Activities: Investor relations functions were accomplished through personnel whose duties include dissemination of news releases, investor communications, and general day-to-day operations of this department. Mr. Todd McMurray, Vice-President of Corporate Development, assists in the implementation of our investor relations program. The company has also engaged the services of National Media Associates, based in Los Angeles, to conduct a media awareness programs on behalf of the company, the terms of the service agreement specify a term of one year, with a monthly fee of US $5,000.00. The company has also issued 290,000 incentive stock options to National Media Associates which shall vest in stages over a period of 12 months, with no more than 25% of the options vesting in any three month period.

Subsequent Material Transactions: There have been no material transactions subsequent to July 31, 2003. However on September 29, 2003, the company announced that for the sum of US $29,000.00, it had entered into an agreement to dispose of all of its outstanding interest in MGB Plastics Inc., which had previously been totally

written off. This disposition is an arms-length transaction and is scheduled to close on or before October 15, 2003.

Legal Proceedings, Liquidity and Solvency: At this time, no legal proceedings by/or against the company have been commenced. As of July 31, 2003, the company had approximately $1,456,933 in its treasury. The company is in good standing and has sufficient capital on hand to meet its ongoing obligations as they become due for the foreseeable future.

Transfer Agent: CIBC Mellon Trust Company

Trading Symbol: SJD - TSX Venture Exchange

SEC Exemption under Rule 12g3-2(b): No. 82 - 4014

Please direct all inquires to:

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel : (604) 940 - 6565
Fax: (604) 940 - 6566

www.stjudegold.com

(SCHEDULE "A") **Financial Information**
(Unaudited – Prepared by Management)

Consolidated Balance Sheets

For the Six Month Period Ended July 31, 2003

	July 31, 2003	January 31, 2003
Assets:		
Current assets:		
Cash and investments	$1,456,933	$ 2,891,480
Accounts receivable	14,800	17,166
Prepaid expenses	3,338	3,338
	1,475,071	2,911,984
Mineral properties *(note 2)*	16,632,023	15,033,186
Equipment	363,718	227,593
Less accumulated amortization	(183,374)	(170,245)
	180,344	57,348
	$18,287,438	$ 18,002,518
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 297,679	$ 141,391
Income and capital taxes payable	(4,015)	1,013
	293,664	142,404
Shareholders' equity:		
Share capital	28,661,133	28,087,572
Contributed surplus	652,602	652,602
Deficit	(11,319,961)	(10,880,060)
	17,993,774	17,860,114
	$ 18,287,438	$ 18,002,518

Consolidated Statements of Operations and Deficit

For the Six and Three Month Periods Ended July 31, 2003 and 2002

	Three Months Ended July 31		Six Months Ended July 31	
	2003	2002	2003	2002
Expenses:				
Management fees	**$ 52,500**	52,500	**$ 105,000**	105,000
Consulting fees	**52,808**	92,262	**97,655**	166,602
Investor communication	**20,924**	579	**96,603**	4,515
Promotion and advertising	**26,923**	15,160	**47,253**	19,687
Wages and benefits	**24,072**	22,552	**47,155**	45,239
Office	**14,395**	11,832	**25,648**	20,710
Travel expenses	**1,634**	19,062	**23,823**	33,174
Rent	**11,256**	16,753	**22,042**	35,482
Administration	**13,148**	13,877	**21,963**	20,062
Amortization	**8,664**	3,571	**13,129**	7,030
Professional fees	**2,561**	23,633	**2,561**	22,213
Bank charges and interest	**887**	470	**1,809**	1,136
	229,772	272,251	**504,641**	480,850
Income:				
Income	**49,610**	38,700	**74,840**	38,700
Interest earnings	**6,015**	2,752	**13,200**	8,438
Gain on sale of property	**-**	70,200	**-**	70,200
Foreign exchange gain / (loss)	**(6,604)**	(2,075)	**(17,510)**	(8,005)
	49,021	109,577	**70,530**	109,333
Profit / (loss) before taxes	**(180,751)**	(162,674)	**(434,111)**	(371,517)
Income & capital tax expense	**(4,044)**	(1,902)	**(5,580)**	(7,089)
Net profit / (loss)	**(184,795)**	(164,576)	**(439,691)**	(378,606)
Deficit, beginning of period	**(11,135,166)**	(6,426,791)	**(10,880,060)**	(6,212,761)
Share issue costs	**-**	(1,462)	**(210)**	(1,462)
Deficit, end of period	**$ (11,319,961)**	$ (6,592,829)	**$ (11,319,961)**	$ (6,592,829)

Consolidated Statements of Cash Flows

For the Six and Three Month Periods Ended July 31, 2003 and 2002

	Three Months Ended July 31		Six Months Ended July 31	
Cash provided by (used in):				
	2003	**2002**	**2003**	**2002**
Operations:				
Net income / (loss)	**$ (184,795)**	$ (164,576)	**$ (439,691)**	$ (378,606)
Adjustment for non-cash items:				
Amortization	**8,664**	3,571	**13,129**	7,030
Gain on sale of property	**-**	(70,200)	**-**	(70,200)
Change in non-cash operating working capital:				
Accounts receivable	**(1,133)**	1,171	**2,366**	4,850
Income taxes recoverable	**(5,028)**	(1,454)	**(5,028)**	(1,454)
Prepaid expenses	**-**	6,328	**-**	6,328
Accounts payable and accrued liabilities	**(3,917)**	5,119	**156,288**	(280,200)
	(186,209)	(220,041)	**(272,936)**	(712,252)
Investments:				
Exploration expenditures:				
Uchi Lake Mineral Property, Ontario	**-**	-	**-**	-
Hwini-Butre Concession, Ghana	**(37,933)**	(30,973)	**(98,332)**	(52,093)
Benso Concession, Ghana	**(542,755)**	(382,838)	**(1,094,018)**	(856,806)
Burkina Faso	**(244,671)**	-	**(406,487)**	-
Sale of oil and gas property	**-**	348,000	**-**	348,000
Loans receivable:				
MGB Plastics Inc.	**-**	-	**-**	(795,000)
Additions to equipment	**(100,897)**	(1,504)	**(136,125)**	(8,050)
	(926,256)	(67,315)	**(1,734,962)**	(1,363,949)
Financing:				
Share issue costs	**-**	(1,462)	**(210)**	(1,462)
Issuance of class "A" shares	**568,311**	21,000	**573,561**	672,020
	568,311	19,538	**573,351**	670,558
Increase (Decrease) in cash	**(544,154)**	(267,818)	**(1,434,547)**	(1,405,643)
Cash and investments, beginning of period	**2,001,087**	1,733,039	**2,891,480**	2,870,864
Cash and investments, end of period	**$ 1,456,933**	$ 1,465,221	**$ 1,456,933**	$ 1,465,221

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.

Notes to Consolidated Interim Financial Statements
For the Six Month Period Ended July 31, 2003

1. **Significant accounting policies:** Basis of presentation - The consolidated interim financial statements include the accounts of the company's 51% owned subsidiary, i to i logistics inc. and its wholly-owned subsidiary.

2. **Mineral Properties:** See attached Schedule of Deferred Exploration Costs for a property-by-property breakdown of exploration expenditures.

ST. JUDE RESOURCES LTD.
Schedule of Deferred Exploration Costs (Note 2)
For the Six Month Period Ending July 31, 2003

Uchi Lake Property, Ontario

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		397,748.18	397,748.18	1.00	1.00	
Acquisition costs	12,000.00	-	(11,999)	-	-	-
Consulting / personnel		-	(74,362)	-	-	-
Consumable field equipment		-	-	-	-	-
Drilling		-	(238,311)	-	-	-
Support services		-	-	-	-	-
Line cutting & clearing		-	(5,000)	-	-	-
Trenching & pitting		-	(11,000)	-	-	-
Geological mapping		-	(5,000)	-	-	-
Geophysical surveys		-	(42,075)	-	-	-
Geochemical surveys		-	(10,000)	-	-	-
Total for period		-	(397,747)			
Written off		-	(397,747)	-	-	-
Balance end of period		**397,748.18**	**1.00**	**1.00**	**1.00**	**0.00**
Total to date Uchi Lake			**1.00**	**1.00**	**1.00**	**0.00**

Hwini-Butre Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		10,292,678.94	11,469,813.08	11,629,066.61	11,689,465.11	
Acquisition costs	-	-	-	-	-	-
Consulting / personnel		283,451.86	90,413.75	23,963.50	17,265.41	
Consumable field equipment		-	-	-	-	-
Drilling		464,479.37	98.51	-	-	
Support services		324,966.15	58,088.04	36,435.00	20,668.28	
Line cutting & clearing		72,839.37	3,136.46	-	-	
Trenching & pitting		31,397.39	7,516.77	-	-	
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		1,177,134.14	159,253.53	60,398.50	37,933.69	0.00
Written off		-	-	-	-	-
Balance end of period		**11,469,813.08**	**11,629,066.61**	**11,689,465.11**	**11,727,398.80**	**0.00**
Total to date, Hwini-Butre			**11,629,066.61**	**11,689,465.11**	**11,727,398.80**	**11,727,398.80**

Benso Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		373,891.50	1,457,760.43	3,183,213.02	3,734,476.43	
Acquisition costs	39,750.00	-	39,750.00	-	-	-
Consulting / personnel		170,483.75	270,234.25	43,759.39	76,385.05	-
Consumable field equipment		8,730.17	-	228.94	1,833.77	-
Drilling		512,718.59	1,010,861.61	294,707.13	286,384.05	-
Support services		292,403.39	377,184.24	170,514.50	144,677.92	-
Line cutting & clearing		33,032.36	13,364.90	9,910.32	6,889.43	-
Trenching & pitting		66,500.67	14,057.59	32,143.13	26,584.34	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		1,083,868.93	1,725,452.59	551,263.41	542,754.56	0.00
Written off		-	-	-	-	-
Balance end of period		**1,457,760.43**	**3,183,213.02**	**3,734,476.43**	**4,277,230.99**	**0.00**
Total to date, South Benso			**3,183,213.02**	**3,734,476.43**	**4,277,230.99**	**4,277,230.99**

Burkina Faso Property, West Africa

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		-	0.00	220,905.37	382,721.81	
Acquisition costs	94,800.00	-	94,800.00	-	-	-
Consulting / personnel		-	7,775.00	16,998.89	31,909.88	-
Consumable field equipment		-	-	869.95	689.98	-
Drilling		-	102,630.37	85,267.60	172,316.42	-
Support services		-	15,700.00	58,680.00	30,843.87	-
Line cutting & clearing		-	-	-	8,910.40	-
Trenching & pitting		-	-	-	-	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		0.00	220,905.37	161,816.44	244,670.55	0.00
Written off		-	-	-	-	-
Balance end of period		**0.00**	**220,905.37**	**382,721.81**	**627,392.36**	**0.00**
Total to date, Burkina Faso			**220,905.37**	**382,721.81**	**627,392.36**	**627,392.36**

Total Mineral Properties 16,632,023.15